Exhibit (b)(2)

Notice Regarding the Amendment of the Schedule (‘Mifrat’) of the Special Offer to
Purchase the Shares of Koor Industries Ltd. (“Koor”)

In accordance with Section 22(b) of the Securities Regulations (Purchase Offer) 5760-2000, notice is hereby given that the schedule of the special offer to purchase (the “Schedule” and accordingly, the “Offer to Purchase”) up to 890,000 ordinary shares of NIS 0.001 par value each of Koor (the “Shares”), which was published by Discount Investments Company Ltd. (the “Offeror”) on August 30, 2006, shall be amended as detailed in the amendment to the Schedule submitted to the Israeli Securities Authority and the Tel Aviv Stock Exchange (the “Schedule Amendment”). The amendment includes, inter alia, (i) the increase of the offer price to NIS 241.00 per Share, subject to withholding tax according to law, and (ii) the postponement of the Initial Completion Date to Thursday, September 28, 2006, at 5:00 p.m., Israel time.

The Coordinator of the Offer, Clal Finance Batucha Investment Management Ltd., has confirmed that its undertaking to ensure the performance of the Offeror’s undertaking under the Offer to Purchase shall remain valid after the Schedule Amendment.

The Schedule Amendment can be reviewed at the offices of the Offeror, located at 3 Azrieli Center, the triangle building, 44th Floor, Tel Aviv, during standard business hours, and on the distribution website of the Israeli Securities Authority: www.magna.isa.gov.il .

Date of the Schedule Amendment: September 18, 2006.